SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                              --------------------

                           GREG MANNING AUCTIONS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                              --------------------

                           GREG MANNING AUCTIONS, INC.
                        (NAME OF FILING PERSON (OFFEROR))
                              --------------------

      CERTAIN OPTIONS UNDER The 1997 STOCK INCENTIVE PLAN FOR GREG MANNING AUCTIONS, INC. TO PURCHASE SHARES OF COMMON STOCK , PAR VALUE $.01 PER SHARE,
                            HELD BY CERTAIN EMPLOYEES
                         (TITLE OF CLASS OF SECURITIES)
                              --------------------

                                    563823103

                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                          (UNDERLYING ORDINARY SHARES)
                              --------------------

                                  GREG MANNING
                               775 PASSAIC AVENUE
                         WEST CALDWELL, NEW JERSEY 07006
                                 (973) 882-0004
                               FAX: (973) 882-1812
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                              --------------------

                                   COPIES TO:
                            SCOTT S. ROSENBLUM, ESQ.
                      KRAMER LEVIN NAFTALIS & FRANKEL, LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100
                               FAX: (212) 715-8000

                            CALCULATION OF FILING FEE

================================================================================

         Transaction valuation*                  Amount of filing fee**

               $2,046,560                                $409.31

================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,543,875shares of common stock of Greg Manning Auctions, Inc. having an aggregate value of $2,046,560 as of June 21, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the value of the transaction.

** Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                  Not applicable.
Form or Registration No.:                Not applicable.
Filing party:                            Not applicable.
Date filed:                              Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ]    third party tender offer subject to Rule 14d-1.
    [x]    issuer tender offer subject to Rule 13e-4.
    [ ]    going-private transaction subject to Rule 13e-3.
    [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement filed by Greg Manning Auctions, Inc. ("GMAI") on July 2, 2002, as amended by Amendment No.1 filed on July 17, 2002. These statements relate to the offer by GMAI to exchange outstanding options to purchase shares of our common stock granted under the GMAI 1997 Stock Incentive Plan, as amended (the "Plan") that have an exercise price of $2.00 or more, for new options to purchase shares of our common stock that we will grant under the Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange dated July 2, 2002 (the "Offer to Exchange"), as supplemented by the Supplement to Offer to Exchange, dated July 17, 2002, and in the related exhibits. This Amendment No. 2 is being filed on behalf of GMAI and sets forth the final results of our Offer to Exchange.

Item 4.     Terms of the Transaction

      Item 4 of the Schedule TO is hereby amended and restated to read as follows:

      The offer expired at 11:59 p.m., eastern time, on July 30, 2002. Pursuant to the terms and conditions of the offer, we accepted for exchange on July 31, 2002 tendered Old Options exercisable for a total of 1,380,375 shares of Common Stock and canceled all such Old Options. Subject to the terms and conditions of the offer, we expect to grant New Options to purchase a total of 1,380,375 shares of Common Stock on or about February 4, 2003.


Item 12.    Exhibits.

   Exhibit
   Number                  Description
   --------                -----------

 (a)(1)(A) Offer to Exchange, dated July 2, 2002.* (a)(1)(B) Form of Letter of Transmittal.*

 (a)(1)(C)   Supplement to Offer to Exchange, dated July 17, 2002.*

 (a)(2)      Form of Letter to Eligible Option Holders.*

 (a)(2)(B)   Form of Confirmation Letter.*

 (a)(5)(A) Greg Manning Auctions, Inc. Annual Report on Form 10-K for its fiscal year ended June 30, 2001 (filed with the Securities and Exchange Commission on September 28, 2001 and incorporated herein by reference).

 (b)         Not applicable.

 (d)(1) Greg Manning Auctions, Inc. 1997 Stock Incentive Plan, as amended (filed as Appendix A to the Company's Definitive Proxy Statement on
             Schedule 14A, filed with the SEC on October 28, 1997 and incorporated herein by reference; amendment no.1 thereto set forth in the Company's definitive Proxy Statement on Schedule 14A, filed with the SEC on October 27, 1999 and incorporated herein by reference; amendment no. 2 thereto set forth in the Company's definitive Proxy Statement on Schedule 14A, filed with the SEC on January 13, 2000 and incorporated herein by reference; amendment no. 3 thereto set forth in the Company's definitive Proxy Statement on Schedule 14A, filed with the SEC on October 26, 2001 and incorporated herein by reference).

 (g)         Not applicable.



             * previously filed

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GREG MANNING AUCTIONS, INC.


                                          /s/ Larry Crawford
                                          ------------------------------
                                          Larry Crawford
                                          Chief Financial Officer

Date:  August 5, 2002

                                INDEX TO EXHIBITS

  Exhibit
  Number                   Description
  --------                 -----------

(a)(1)(A) Offer to Exchange, dated July 2, 2002.* (a)(1)(B) Form of Letter of Transmittal.*

(a)(1)(C)    Supplement to Offer to Exchange, dated July 17, 2002.*

(a) (2)      Form of Letter to Eligible Option Holders.*

(a)(2)(B)    Form of Confirmation Letter. *

(a)(5)(A) Greg Manning Auctions, Inc. Annual Report on Form 10-K for its fiscal year ended June 30, 2001 (filed with the SEC on September 28, 2001 and incorporated herein by reference).

(b)          Not applicable.

(d)(1) Greg Manning Auctions, Inc. 1997 Stock Incentive Plan, as amended (filed as Appendix A to the Company's Definitive Proxy Statement on
             Schedule 14A, filed with the SEC on October 28, 1997 and incorporated herein by reference; amendment no.1 thereto set forth in the Company's definitive Proxy Statement on Schedule 14A, filed with the SEC on October 27, 1999 and incorporated herein by reference; amendment no. 2 thereto set forth in the Company's definitive Proxy Statement on Schedule 14A, filed with the SEC on January 13, 2000 and incorporated herein by reference; amendment no. 3 thereto set forth in the Company's definitive Proxy Statement on Schedule 14A, filed with the SEC on October 26, 2001 and incorporated herein by reference).

(g)          Not applicable.